EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Amendment No. 1 to Registration Statement on Form S-1 of our reports dated July 25, 2007 and December 3, 2007 relating to (i) the financial statements of True North Energy Corporation as of and the for the year ended April 30, 2007; and (ii) the statements of revenues and direct operating expenses of certain oil and gas properties (the “Prime Carve-Out Financial Statements”) as defined in the purchase and sale agreement between ICF Energy Corp. and Prime Natural Resources, Inc. dated August 31, 2007 for the years ended April 30, 2007 and 2006, respectively. We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Malone & Bailey PC

Houston, Texas
February 8, 2008